SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                NTS-Properties V
                       (Name of Subject Company (issuer))

                      NTS-Properties V (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E308
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                 NTS-Properties Associates V and Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

Calculation of Filing Fee:
Previously Paid

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
         Amount Previously Paid: __________________________ Not Applicable Form or Registration No.: _________________________ Not Applicable Filing Party: _________________________________ Not Applicable
         Date Filed:       _________________________________      Not Applicable
[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X] third-party tender offer subject to rule 14d-1.
         [X] issuer tender offer subject to rule 13e-4.
         [ ] going private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 2 dated November 15, 2000 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on September 22, 2000 by NTS-Properties V, a Maryland limited partnership (the "Partnership") and ORIG, LLC ("ORIG"), a
Kentucky limited liability company and affiliate of the Partnership (each an "Offeror" and collectively, the "Offerors"), to purchase up to 200 limited partnership interests in the Partnership. The Original Statement was subsequently amended by filing amendment No. 1 on November 7, 2000. Hereafter, all references to the Original Statement shall refer to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment constitutes the second amendment to the Original Statement by including a copy of the letter sent to the Partnership's Limited
Partners, which is attached as an exhibit to this Schedule, which reminds Limited Partners that the Offer will expire on December 22, 2000 and provides them with answers to questions frequently asked by Limited Partners in connection with the Offer.

Item 12.  Material to be filed as Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

         (a)(6) Letter sent by the Partnership to Limited Partners dated November 15, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 15, 2000            NTS-PROPERTIES V, a Maryland limited
                                      partnership

                                      By: NTS-PROPERTIES ASSOCIATES V
                                          General Partner

                                      By: /s/ J.D. Nichols
                                          --------------------------------------
                                          J.D. Nichols, Managing General Partner

                                      ORIG,   LLC,   a   Kentucky
                                      limited liability company.

                                      By:/s/ J. D. Nichols
                                         ---------------------------------------
                                         J.D. Nichols, Managing Member


                                         /s/ J. D. Nichols
                                         ---------------------------------------
                                         J. D. Nichols, individually



                                         /s/ Brian F. Lavin
                                         ---------------------------------------
                                         Brian F. Lavin, individually

                                    EXHIBITS


Exhibit
Number        Description
-------       -----------
(a)(6)        Letter sent by the Partnership to Limited Partners
              dated November 15, 2000.

                                                                  EXHIBIT (a)(6)



            Letter Sent by the Partnership to Limited Partners dated
                               November 15, 2000.

                                [NTS Letterhead]



November 15, 2000


Dear NTS-Properties V Investor:

The expiration date for the tender offer for Interests of NTS-Properties V is quickly approaching. Since the offer was proposed, we have received several inquires from Investors about the following topics. We would like to share these with you. Possibly, you may have the same concerns, so clarifying these issues may assist you in making the best decision on your investment.

o With the offer expiring near the end of the year 2000, Investors have asked if this is the last Partnership Schedule K-1 they will receive if they tender all their Interests in the offer. The answer is yes. The tender will end prior to year-end. If all conditions to the offer are satisfied, checks are being mailed no later than December 31, 2000. A final Schedule K-1 will be issued for year 2000, sometime during the first quarter 2001.

o        What is the purpose of the tender offer?
         The purpose of the offer is to provide Investors who desire to liquidate some or all of their investment in the Partnership with a method for doing so. The General Partner believes that some Investors desire immediate liquidity, while other Investors may not need or desire liquidity and would prefer the opportunity to retain their Interests. The General Partner believes the Investors should be entitled to make a choice between immediate liquidity and continued ownership and, thus, believes the offer accommodates the differing goals of both groups of Investors.

o Are there any plans on liquidating any or all of the Partnership? The Partnership has no current plans on selling any or all of its assets.

Please note that the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to the tender offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal dated September 22, 2000.

If you have any further questions regarding this offer, please call (800) 387-7454 or (800) 928-1492, extension 544.

The Offer to purchase interests will expire on December 22, 2000. Payments will be mailed no later than December 31, 2000.

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